UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                    ------------------------------------

                                  FORM S-3
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933
                    ------------------------------------

                    PLANET HOLLYWOOD INTERNATIONAL, INC.
           (Exact name of Registrant as specified in its charter)

             Delaware                                   59-3283783
  (State or other jurisdiction of                    (I.R.S. Employer
 incorporation or organization)                    Identification Number)

       8669 Commodity Circle, Orlando, Florida 32819, (407) 363-7827 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

      Scott E. Johnson, Esq., General Counsel, 8669 Commodity Circle,
         Orlando, Florida 32819, (407) 345-5300 (Name and address, including zip code, and telephone number, including area code, of agent for service)

                    ------------------------------------

                                  Copy to:
           William J. Whelan, III, Esq., Cravath, Swaine & Moore,
           825 Eighth Avenue, New York, NY 10019, (212) 474-1000
                    ------------------------------------


                Approximate date of commencement of proposed
            sale to the public: As soon as practicable after the
               effective date of this Registration Statement.

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                      Calculation of Registration Fee

Title of each                      Proposed         Proposed
 class of                          maximum          maximum
securities to       Amount         offering         agregate        Amount of
  to be             to be           price           offering      registration
registered        registered      per share (1)     price (1)          fee

Class A
Common Stock,
$0.01              10,000,000       $3.41          $34,100,000     $9,479.80
par value            shares

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the Registrant's Common Stock as reported on the New York Stock Exchange on November 13, 1998.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

              Subject to Completion, dated November 18, 1998

Prospectus
                                   [LOGO]

                    Planet Hollywood International, Inc.

                             10,000,000 Shares

                            Class A Common Stock


          This prospectus relates solely to the offer and resale by one of our stockholders of up to 10,000,000 shares of our Class A Common Stock. We will not receive any of the proceeds from the resale of these shares by the selling stockholder.

          We have entered into a registration rights agreement with the selling stockholder pursuant to which we have filed a registration statement (of which this prospectus is a part) covering the resale by the selling stockholder of the shares covered under this prospectus.

          The selling stockholder may offer these shares for resale in minimum transactions of 1,000,000 shares only through privately negotiated transactions in accordance with the restrictions set forth in the Registration Rights Agreement.

          Our common stock is traded on the NYSE under the symbol "PHL." On November 13, 1998, the closing price for our common stock as reported by the NYSE was $3.38 per share.

 Consider carefully the risk factors beginning on page 7 of this prospectus.

Neither The Securities And Exchange Commission Nor Any State Securities Commission Has Approved Or Disapproved Of These Securities Or Passed On The Adequacy Or Accuracy Of This Prospectus. Any Representation To The Contrary Is A Criminal Offense.







The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

              The date of this prospectus is          , 1998.

                             TABLE OF CONTENTS

Where You Can Find More Information.......................................1

Incorporation of Certain Documents
By Reference..............................................................1

Note Regarding Forward-Looking
Statements................................................................2

The Company...............................................................3

Risk Factors..............................................................7

Use of Proceeds..........................................................14

Selling Stockholder......................................................14

Plan of Distribution.....................................................15

Legal Matters............................................................15

Experts..................................................................15


No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us, the selling stockholder or by any other person. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the shares offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date after the date hereof.

                    WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, therefore, file reports, proxy statements and other information with the SEC. You can inspect and copy all of this information at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy statements and information statements and other information regarding issuers, such as us, that file electronically with the SEC. The address of this web site is http:\\www.sec.gov.

        This prospectus, which constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933, omits certain of the information set forth in the registration statement. Accordingly, you should reference the registration statement and its exhibits for further information with respect to us and our common stock. Copies of the registration statement and its exhibits are on file at the offices of the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement. You should rely only on the information or representations provided in this prospectus and the registration statement. We have not authorized anyone to provide you with different information.


              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us (File No. 000-28230) to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. Accordingly, we incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

        - Annual Report on Form 10-K for the fiscal year ended December 28, 1997 (filed March 23, 1998), as amended by Form 10-K/A dated April 30, 1998 (filed April 30, 1998);

        -   Current Report on Form 8-K dated March 25, 1998 (filed March
            26, 1998);

        - Current Reports on Form 8-K dated March 9, 1998 (each filed March 10, 1998);

        - Definitive Proxy Statement dated April 20, 1998, filed in connection with the Company's 1998 Annual Meeting of Stockholders (filed April 14, 1998);

        - Registration Statement on Form S-4, as amended, dated May 1, 1998 (Registration No. 333-51655);

        - Quarterly Report on Form 10-Q for the quarterly period ended March 29, 1998 (filed on May 13, 1998);

        -   Current Report on Form 8-K dated July 27, 1998 (filed on July
            30, 1998);

        - Current Report on Form 8-K dated November 10, 1998 (filed on November 12, 1998);

        - Quarterly Report on Form 10-Q for the quarterly period ended June 28, 1998 (filed on August 11, 1998);

        - Quarterly Report on Form 10-Q for the quarterly period ended September 27, 1998 (filed on November 12, 1998); and

        - Description of our common stock which is contained in our Registration Statement on Form 8-A filed on April 17, 1996.


        All reports and other documents we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the filing of a post-effective amendment which indicates that all securities offered under this prospectus have been sold or which deregisters all securities remaining unsold, shall be deemed to be part of this prospectus from the date of the filing of such reports and documents.

        We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated into this prospectus by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). You should direct such requests to General Counsel, Planet Hollywood International, Inc., 8669 Commodity Circle, Orlando, Florida 32819, (407) 345-5300.


                 NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Our statements of plans, intentions and objectives and statements of future economic performance contained in this prospectus should be deemed to be forward-looking statements. Statements containing terms such as "believes," "does not believe," "no reason to believe," "expects," "plans," "intends," "estimates," "anticipated" or "anticipates" are considered to contain uncertainty and are forward-looking statements.

        Forward-looking statements involve known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements in certain sections of this prospectus, including under "Risk Factors." You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, the materials referred to in this prospectus or the materials incorporated by reference into this prospectus.

        You are cautioned that no forward-looking statement is a guarantee of future performance and you should not place undue reliance on any forward-looking statement.

                                THE COMPANY

        As used in this prospectus, the "Company" refers to Planet Hollywood International, Inc. and its consolidated subsidiaries for the period after January 1, 1995 and to Planet Hollywood Inc., Planet Hollywood Ltd. and combined entities (collectively, the "Predecessors") for all periods before January 1, 1995. The Company may also be referred to in this prospectus as "us" "we" and "our." References to a fiscal year refer in each case to the year ending on the Sunday closest to December 31 of each year, except that references to fiscal 1993 refer to the fiscal year ended December 31, 1993. "Planet Hollywood", "Official All Star Cafe" and "Sound Republic" are registered trademarks of the Company. In evaluating our business, you should carefully consider the information set forth under the heading "Risk Factors" beginning on page 7.

In General

        We are a creator and worldwide developer of consumer brands that transcend international barriers and capitalize on the universal appeal of movies, sports and other entertainment-based themes. Since we commenced operations in October 1991, the Planet Hollywood name and distinctive logo design have become among the most widely-recognized trademarks in the world. To date, we have promoted our brands primarily through the operation of theme restaurants, most notably Planet Hollywood and the Official All Star Cafe. Each of these concepts provides a unique dining and entertainment experience in a high-energy environment and, through its retail stores, offers a broad selection of merchandise displaying our logos. During fiscal 1997, more than 20 million people visited our 53 Company-owned and 34 franchised restaurant units located in 29 countries throughout the world. We had revenues of approximately $475.1 million in fiscal 1997.

        An important part of our strategy is to promote our brands through the active involvement as stockholders of some of the world's most famous movie stars, including Arnold Schwarzenegger, Sylvester Stallone, Bruce Willis, Demi Moore and Whoopi Goldberg, and sports stars, including Andre Agassi, Wayne Gretzky, Ken Griffey, Jr., Joe Montana, Shaquille O'Neal, Monica Seles and Tiger Woods. Our celebrity stockholders generate significant media attention and publicity for the Planet Hollywood and Official All Star Cafe brands. We are continuing to expand our roster of celebrity stockholders, with an emphasis on new, up-and-coming stars, in order to appeal to broader segments of consumers.

        We are in the process of launching our third major theme concept, a tribute to the world of live music, under the brand name "Sound Republic." In June 1998, we announced that we had joined forces with MTV: Music Television, a division of Viacom, Inc. ("MTV"), to promote and develop the Sound Republic brand. MTV will be a minority investor in Sound Republic and has agreed to help promote and develop the Sound Republic brand with regular broadcasts of live music performances and other related programming from Sound Republic locations worldwide. As with our two existing theme concepts, Sound Republic is expected to have substantial celebrity involvement and a distinctive brand name and logo that can be applied to restaurants, lodging and merchandise.

        We will initially promote Sound Republic through theme restaurants with integrated retail stores. Each of the Sound Republic restaurants will feature live performances by a broad range of musical artists, either in a connected club facility or in an integrated stage area within the restaurant itself. Our first unit in Leicester Square in London recently held its grand opening to the public on October 17, 1998. We expect to locate our second unit in Times Square in New York City. We have designed each of these two units to have approximately 15,000 square feet of restaurant space seating up to 350 people with an adjacent live music club with room for approximately 600-800 people.

        Our theme restaurants are characterized by distinctive design features and are generally located at high profile sites or in major tourist markets. Units generally range in size from approximately 12,000 to 36,000 square feet and in seating capacity from 230 to 600 persons, and offer high-quality, popular cuisine, attentive service and an atmosphere of excitement created by combining unique layouts and decor with custom-designed videos and audio soundtracks. Each unit prominently displays memorabilia associated with its theme, including costumes and props from popular movies (in the case of Planet Hollywood units) and celebrity uniforms and athletic equipment (in the case of Official All Star Cafe units). Each unit's integrated retail store offers premium-quality fashion merchandise, such as jackets, T-shirts, sweatshirts and hats, as well as other souvenir items.

The Official All Star Cafe units also offer athletic apparel for various sports, such as tennis, basketball and baseball, as well as duffle bags and equipment bags, all of which incorporate an Official All Star Cafe "team" theme. Sales of merchandise yield higher operating margins than do food and beverage sales and provide additional off-site promotion and retail distribution opportunities for our brands.

        Our strategy is to capitalize on our brand recognition across a wide range of businesses in addition to theme restaurants. Accordingly, we have embarked upon several strategic ventures in movie theaters, lodging, gaming and consumer products. These ventures, which we are generally developing in association with other companies that are leaders in their respective industries, include the following:

        * Movie Theaters. We have formed a 50/50 joint venture with AMC Entertainment, Inc. ("AMC"), one of the nation's leading motion picture exhibitors, that will develop, own and operate a series of multi-screen, movie theater megaplexes under the brand name Planet Movies by AMC. Each megaplex facility will feature as many as 30 screens and a dramatically designed entertainment center that will include restaurants, including in most facilities a Planet Hollywood unit and/or an Official All Star Cafe unit, as well as various refreshment and merchandise kiosks. The first Planet Movies by AMC multi-screen megaplex, which we expect to open in the Summer of 1999 near Columbus, Ohio, will occupy approximately 160,000 square feet with total seating capacity for approximately 6,000 persons. This initial megaplex will include an approximately 7,500 square foot Planet Hollywood restaurant and a similar sized Official All Star Cafe restaurant, each with its own merchandise store, and various refreshment kiosks.

        * Sound Republic Hotel and Casino. We and a subsidiary of Aladdin Gaming Holdings, LLC ("Aladdin") previously announced in October 1997 an intention to form a 50/50 joint venture to construct, own and operate a music-themed hotel, casino and entertainment center (the "Las Vegas Project") as part of a 35-acre complex on the site of the former Aladdin hotel and casino at the center of Las Vegas Boulevard in Las Vegas, Nevada. On September 17, 1998, Aladdin announced that it had not yet concluded its negotiations with us concerning the Las Vegas Project and that it intended to pursue other prospective joint venture partners for the development, construction and opening of a hotel and casino with a music entertainment theme at the site. Aladdin did state that it would renew discussions with us if and when it was appropriate.

               If completed, the Las Vegas Project, originally targeted for completion in 2000, will be an extension of our Sound Republic brand and is expected to include a 1,000-room hotel, a 40,000-square-foot casino containing approximately 1,500 slot machines and 50 gaming tables, a Sound Republic themed restaurant with a merchandise store and a live performance club facility accommodating 1,000 people, as well as additional restaurants, an outdoor swimming pool and other amenities. In addition to participation in the Las Vegas Project's profits through our planned 50% equity interest in the joint venture, we would also receive license fees for the use of the Sound Republic name and logo and consulting fees for the provision of certain services. The Las Vegas Project is subject to the resumption of negotiations with Aladdin and the execution of definitive documentation and the receipt of necessary construction financing.

        * Official All Star Hotel. In the Fall of 1997, we acquired a 20% equity interest in a joint venture with Vornado Realty Trust and an affiliate of Mr. Ong Beng Seng, one of our directors and principal stockholders. In September 1997, the joint venture acquired the Hotel Pennsylvania, a 20-story, 1,700-room hotel (once known as the Statler Hotel) located directly opposite the entrance to New York City's famed Madison Square Garden. While continuing its normal operations, the hotel, which is New York City's fourth largest, is intended to be renovated and renamed the Official All Star Hotel. The joint venture expects that the renovated guest rooms and common areas will feature theming that celebrates the world of sports, including memorabilia from our sports celebrity stockholders and other prominent athletes and sports legends. In addition to its guest rooms, restaurants and banquet and conference facilities, the remodeled hotel (like its predecessor) will contain approximately 400,000 square feet of rentable retail space. In addition to participation in the hotel's profits through our 20% equity interest in the joint venture, we will receive license fees for the use of the Official All Star name and logo. In the Spring of 1998, Ong Beng Seng's affiliate sold its interest in the Official All Star Hotel to Vornado Realty Trust for a profit.

        * Planet Hollywood Hotel. We have acquired a 20% equity interest in a joint venture with several prominent real estate developers to construct and own a 50-story, 560-room, movie-themed hotel at the intersection of Broadway and 47th Street in New York City's Times Square redevelopment area. We expect the new Planet Hollywood Hotel to be characterized by striking, modern decor and to include motion picture memorabilia from our collection. Upon its completion the hotel will also become the site for a new Company-owned Planet Hollywood flagship restaurant with seating for more than 400 patrons that will replace our existing restaurant on West 57th Street in New York City. In addition to participation in the hotel's profits through our 20% equity interest in the joint venture, we will receive license fees for the use of the Planet Hollywood name and logo.

        * Cool Planet Ice Cream. We plan to develop and open Cool Planet ice cream and dessert units that will feature Cool Planet ice cream products. The units generally will range in size from 800 to 1,400 square feet, will have counter service and a small table seating area and will feature unique decor derived from the Planet Hollywood theme concept. Cool Planet ice cream will be added to the menu in our Planet Hollywood restaurants and is anticipated to be sold in Planet Movies by AMC megaplexes. During the Summer of 1998, we opened our first two Cool Planet units in Santa Monica and Irvine, California. We anticipate opening an additional Cool Planet unit in Anaheim, California, during the Fall/Winter of 1998. Whoopi Goldberg, one of our principal celebrity stockholders, has agreed to serve as spokesperson for Cool Planet products and Cool Planet units.

              In June 1998, we announced that Cool Planet, Inc., one of our subsidiaries, entered into an agreement with Host Marriott Services Corporation, the nation's largest travel and entertainment concessionaire, to form a joint venture that will develop Cool Planet locations in select Host Marriott Services' airports, travel plazas and mall locations. Under such agreement, the joint venture may develop up to ten Cool Planet locations.

Other Recent Developments

        On March 25, 1998, we issued $250.0 million of our 12% Senior Subordinated Notes due 2005 (the "Notes). Interest on the Notes is payable semi-annually on April 1 and October 1 of each year. The documents governing the Notes contain certain covenants which, among other things, limit our ability to:

               o    issue additional debt and preferred stock,
               o    pay dividends and
               o    sell assets.

        At the same time as the Notes offering, we replaced our existing credit facility with a $65.0 million multi-currency revolving credit facility and a $35.0 million LIBOR-based leveraged lease facility (the "Credit Facility"). The Credit Facility fees include an annual facility fee on the utilized revolving credit and a commitment fee on the unused revolving credit. Interest rates are variable, with either prime or LIBOR indexes. The Credit Facility also provides for the issuance of up to $10.0 million of letters of credit and up to $25.0 million of multi-currency advances. The Credit Facility matures on March 25, 2000; provided, however, that we may extend the maturity date at our option to March 25, 2001 if we meet certain financial criteria. Currently, we are not in compliance with certain financial covenants of the Credit Facility and we are in negotiations regarding the amendment and/or waiver of certain terms of the Credit Facility, which, if successful, will cure such noncompliance. We expect to conclude such negotiations by the end of November 1998. See "Risk Factors - Leverage; Ability to Service Debt" beginning on page 7.

        In July 1998, we retained Goldman Sachs & Co. to join Bear Stearns & Co., Inc., who we had retained five months earlier, in connection with a review of our financial and strategic alternatives designed to maximize long-term stockholder value.

        On July 27, 1998, we appointed William H. Baumhauer to the position of President and Chief Operating Officer. Mr. Baumhauer is responsible for all Company-wide operations and oversees and manages the development of strategic joint ventures, extensions of our brands and new business opportunities. Mr. Baumhauer also evaluates our activities to identify opportunities for cost savings and increased operating efficiencies. Robert Earl will continue as our Chief Executive Officer and is now able to devote greater attention to strategic activities and the creative and marketing aspects of our business.

        On September 17, 1998, at a regular meeting of the Company's Board of Directors, the Board of Directors increased the number of directors of the Company from 9 to 10, and elected William Baumhauer to fill such vacancy. Mr. Baumhauer will serve as a Class I director and his term will expire in 2000. In addition, the Board of Directors expanded our Audit Committee from 4 to 5 members, consisting of Claudio Gonzalez, Michael Montague (new member), Ong Beng Seng, Isadore Sharp and Michael Tarnopol. Finally, the Board of Directors elected Robert Earl, Michael Montague (new member) and Isadore Sharp to serve as members of our Compensation Committee.

        Effective November 10, 1998, Keith Barish resigned as Chairman of the Board of Directors of the Company. At a special Board of Directors meeting held on November 10, 1998, the Board of Directors elected Robert Earl to serve as the new Chairman. Mr. Barish cited the recent addition of Mr. Baumhauer to the Company as a timely opportunity for him to step down as Chairman. Mr. Barish remains as a member of the Board of Directors.


                    ------------------------------------


        We are a Delaware corporation and our principal executive offices are located at 8669 Commodity Circle, Orlando, Florida 32819. Our telephone number is (407) 363-7827.

                                RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully review the information set forth below, as well as other information appearing elsewhere in this prospectus, before purchasing any shares. The following are the most significant risk factors that we believe are material to investors who purchase or own our common stock.

        Participation in Joint Ventures. We have begun, and we intend to continue, investing a substantial portion of the proceeds of our recent Notes offering in, and we will have continuing obligations to, entities that are not wholly owned or controlled by us, including the joint venture vehicles for:

               o    Planet Movies by AMC,

               o the Las Vegas Project (see discussion in "The Company - *Sound Republic Hotel and Casino" beginning on page 4),

               o    the Official All Star Hotel and

               o    the Planet Hollywood Hotel.

        In addition, we may incur obligations to third parties under guarantees of indebtedness and other obligations of various joint venture entities. Certain of these entities have incurred and, in the future, may incur indebtedness that contains terms limiting or prohibiting the payment of dividends or distributions to the equity investors in such entities (including us). In addition, because we do not control distributions by these entities, you cannot be sure that, even if funds are available for distribution by these entities, we will receive any distributions from these entities.

        Leverage; Ability to Service Debt. As of our third fiscal quarter ended September 27, 1998, our indebtedness totaled approximately $258.9 million. At that date, our stockholders' equity was approximately $327.0 million. Subject to certain restrictions contained in the documents governing the Notes, we may incur additional indebtedness from time to time. As a consequence of the indebtedness represented by the Notes and indebtedness incurred pursuant to the Credit Facility (if any):

               o a substantial portion of our cash flow from operations must be dedicated to debt service and will not be available for other purposes,

               o our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited and

               o our flexibility to react to changes in the industry and changing business and economic conditions may be limited.

        Our ability to pay interest on the Notes and to satisfy our other debt obligations depends upon our future operating performance, which may be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We currently anticipate that our operating cash flow will be sufficient to meet our operating expenses and to service our debt obligations as they become due. If we are unable to service our indebtedness, we will be forced to adopt one or more other strategies that may include reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. You cannot be sure that any of these strategies could be effected on satisfactory terms, if at all.

          As a result of operating losses experienced in fiscal 1998, we are not in compliance with certain financial covenants of the Credit Facility (specifically, our Fixed Charge Coverage Ratio and our Total Funded Debt to Consolidated EBITDA Ratio, as such terms are defined in the Credit Facility documents). We do not owe any amounts under the revolving credit portion of the Credit Facility. Approximately $35 million is outstanding under the leveraged lease portion of the Credit Facility. We are currently in negotiations regarding the amendment and/or waiver of certain terms of the Credit Facility, which, if successful, will cure our noncompliance. We expect to conclude such negotiations by the end of November 1998. You cannot be sure, however, that we will be able to effect such amendments and/or waivers to the Credit Facility on terms satisfactory to us, if at all. If we are unable to effectuate such amendments and/or waivers, we will repay all amounts outstanding under the Credit Facility and/or arrange alternative financing with another lender. We are in full compliance with the terms of the documents governing the Notes.

        Ability to Manage Growth. We have experienced substantial growth in a relatively short period of time, including an increase in the number of Company-owned and franchised units. This rapid rate of growth has imposed, and our new Sound Republic concept and strategic ventures may continue to impose, significant strains on our management. Our failure to adequately manage our growth, or to adjust to unexpected difficulties we may encounter during expansion of our activities, could have a material adverse impact on our results of operations and financial condition.

        Declines in "Same Unit" Revenues. We operate in an increasingly competitive environment with numerous competing themed restaurants entering many of our existing markets and, as we continue to expand into smaller markets, revenues of Company-owned units have declined on a "same unit" basis:


                                                      Approximate Decline in
               Comparable Period                      "Same Unit" Revenues

Fiscal 1997 to Fiscal 1996                                     11%
1st  Quarter Fiscal 1998 to 1st Quarter Fiscal 1997            13%
2nd Quarter Fiscal 1998 to 2nd Quarter Fiscal 1997             17%
3rd  Quarter Fiscal 1998 to 3rd Quarter Fiscal 1997            20%

        Although we are undertaking several initiatives to improve our performance, you cannot be sure that these initiatives will be successful and that "same unit" revenues will not continue to decline. In addition, during the initial six to twelve months following its opening, a new unit typically realizes higher revenues than in subsequent periods of operation. The first six months of a unit's operations are not included in the "same unit" analysis.

        In fiscal 1997, 18 of the 53 Company-owned units were included in the "same unit" analysis and we expect 26 units to be included in fiscal 1998. Our franchised units also have experienced declines in "same unit" revenues and you cannot be sure that "same unit" revenues for such units will not continue to decline.

        Industry Conditions and Competition. The restaurant and retail merchandising industries are affected by changes in consumer tastes and by international, national, regional and local economic conditions and demographic trends. Discretionary spending priorities, traffic patterns, tourist travel, weather conditions, employee availability and the type, number and location of competing restaurants, among other factors, also directly affect the performance of our units. Changes in any of these factors in the markets where we currently operate units could adversely affect our results of operations. Moreover, the theme restaurant industry is relatively young, is particularly dependent on tourism and has seen the emergence of a number of new competitors. The restaurant and retail merchandising industries are highly competitive based on the type, quality and selection of the food or merchandise offered, price, service, location and other factors. Many well-established companies with greater financial, marketing and other resources and longer operating histories than us compete with us in many markets. In addition, some competitors have design and operating concepts similar to ours. There can be no assurance that we will be able to respond to various competitive factors affecting the restaurant and retail industries.

        The hotel/casino industry in Las Vegas is highly competitive. Should negotiations between us and Aladdin be renewed regarding the Las Vegas Project, or if we were to pursue a different hotel/casino venture in Las Vegas, such venture would be competing with many other hotels located on Las Vegas Boulevard and with other major hotels in downtown Las Vegas. Direct competitors of any such venture could include the following theme-oriented resorts, any of which may have greater financial and other resources than our venture:

          * Caesar's Palace Hotel                * The Mirage

          * Treasure Island Hotel and Casino     * MGM Grand Hotel and Casino

          * Hard Rock Hotel and Casino

We may also experience additional competition from several new major resort projects under construction and the expansion of several existing resorts, which are expected to add approximately 20,000 hotel rooms to the Las Vegas inventory by 1999. The operating results of any Las Vegas hotel/casino venture in which we may participate could be materially adversely affected by such competitors and by excess hotel and gaming capacity generally. The hotel/casino operations of a Las Vegas venture would also compete, to some extent, with other hotel/casino facilities in Nevada, other states which authorize gaming and elsewhere in the world. In light of the recent legalization in several states of casino gaming and the passage in the United States Congress of the Indian Gaming Regulatory Act in 1998, we expect many competitors to enter the hotel/casino industry, some of which may have greater financial and other resources than us. Such proliferation of gaming activities could materially adversely affect the business of a Las Vegas hotel/casino venture.

        The motion picture exhibition industry is affected by a number of factors, including the availability of desirable motion pictures and their performance in the exhibitors' markets. Poor performance of, or disruption in the production of or access to, motion pictures could adversely affect the performance of the Planet Movies by AMC joint venture. In addition, were the joint venture to experience poor relationships with one or more major motion picture distributors, its business could be adversely affected. The joint venture will be subject to competition with other exhibitors in obtaining films, attracting patrons and securing new theater sites. In addition, the joint venture's theaters will face competition from a number of non-theatrical motion picture delivery systems, such as pay television, pay-per-view and home video systems, and from other forms of entertainment that compete for the public's leisure time and disposable income.

        Risk of New Ventures. Our new Sound Republic concept and our various new strategic ventures are unproven. We cannot assure you that Sound Republic or any new strategic venture that we pursue will be successful or that any such strategic venture will contribute to our revenues and cash flow. Our Official All Star Cafe theme concept remains in a relatively early stage of its development and has not yet met our original expectations. In light of Aladdin's recent announcement regarding the failure to conclude negotiations with us concerning the Las Vegas Project, you cannot be sure that the Las Vegas Project will be pursued. See "The Company - * Sound Republic Hotel and Casino" beginning on page 4.

        Furthermore, in connection with Mr. Baumhauer's appointment as President and Chief Operating Officer, all our activities and strategic initiatives are being reviewed in connection with an attempt to identify opportunities for cost savings and increased operating efficiencies. You cannot be sure, therefore, that any of our ventures will continue as planned.

        Risks Associated with International Operations. In fiscal 1997, revenues from foreign units constituted approximately $140.2 million (or 29%) of our total revenues:

          o Revenues from Company-owned units outside the United States--approximately 25% of total revenues.

          o Royalties and initial franchise fees from foreign franchised units-- approximately 4% of total revenues.

We also realize income from foreign units in which we own a minority interest.

        Foreign operations present risks that are different than those encountered in North America, including potential political, social and economic instability (such as the recent turmoil in Asia and Russia where a total of 14 of our franchised units are located, and the recent bombing of a franchised unit in South Africa). Uncertain economic conditions in certain foreign markets also may adversely affect the operating results of franchised units in those markets as well as the collectibility of receivables from those units.

        In addition, our international operations expose us to fluctuations between the U.S. dollar, which is the reporting currency in our financial statements, and the local currencies in which units outside the United States transact business and on which royalties from franchises located outside the United States are based. We have not historically engaged in any significant hedging activities with respect to our non-U.S. dollar operations.

        We may experience adverse results in our foreign operations and significant currency fluctuations may adversely affect our reported results. International commercial activities may also be limited or disrupted by the imposition of government controls, unique license requirements, political instability, trade restrictions, changes in tariffs or taxes, regional economic conditions (such as currently in Asia), currency fluctuations and changes, and difficulties in staffing and managing such complexities.

          Dependence on Key Executives and Directors. Our success has depended to a significant extent upon the contributions of our three most senior executives and directors:

                                                   Expiration of Current Term
   Name                 Position                of Employment Agreement

 Robert Earl           Chief Executive Officer,                 December 2001
                       Chairman of the Board of Directors
                       and Director

 William Baumhauer     President, Chief Operating Officer       July 2001
                       and Director

 Keith Barish          Director                                 Not Applicable

        Messrs. Earl and Barish are also founding and principal stockholders of the Company. Mr. Barish resigned as Chairman of the Board of Directors effective November 10, 1998. Mr. Barish, who remains on the Board of Directors, cited the recent addition of Mr. Baumhauer as a timely opportunity for him to step down as Chairman. The Board of Directors has elected Mr. Earl as Chairman of the Board of Directors. In connection with his resignation, Mr. Barish terminated his employment agreement with us. You cannot be sure that Mr. Barish will remain as a Director. In the event of Mr. Barish's or any of the senior executives' departure from the Company, we cannot assure you that we would be able to attract or retain suitable successors. Any such departure could materially adversely affect us. For example, pursuant to certain of our key contractual arrangements, including the lease for the Planet Hollywood unit in Orlando, Florida, upon the death, physical or mental incapacitation or retirement of Mr. Earl, we may lose certain of the substantial benefits that have contributed to our success or that we expect will contribute to our future growth. We have obtained a $25 million key man life insurance policy covering Mr. Earl, but you cannot be sure that the coverage provided by such policy will be sufficient to compensate us for the loss of Mr. Earl's services. Our future success will depend, in part, on our continuing ability to attract, retain and motivate qualified personnel.

        Fluctuations in Quarterly Results of Operations; Seasonality. As we enter new markets and develop new concepts, quarterly results may fluctuate more significantly. Moreover, as a result of the revenues associated with each new Company-owned unit and the recognition of franchise fees, the timing of new unit openings may result in significant fluctuations in quarterly results. In addition, our revenues have generally been seasonal because tourists tend to patronize our units in greater numbers during the summer and year-end holiday seasons. Although units in certain locations are affected by different seasonal influences, we have historically experienced our strongest operating results from June through August. You cannot be sure, however, that such trend will continue.

        Fluctuations in Direct Merchandise Sales. During the past two fiscal years, we have sold various items of our branded merchandise directly to specialty and other retailers with a worldwide distribution and marketing presence to increase the exposure of our brands to consumers. Direct sales of merchandise have generally been made on an opportunistic basis and you cannot be sure that such direct sales, if any, will continue at historical levels.

        Control by Principal Stockholders. Three of our directors and Kingdom Planet Hollywood, Ltd. beneficially own the following percentages of the outstanding common stock:

                                             Approximate Percentage of Common
Person/Entity and Position                        Stock Beneficially Owned

Robert Earl - Chief Executive Officer,
              Chairman of the Board of Directors
              and Director (1)                              23%
Keith Barish - Director (1)(2)                              23%
Ong Beng Seng - Director (1)(3)                             13%
Kingdom Planet Hollywood, Ltd.(3)                           16%

(1) Information concerning these individuals has been summarized from our Definitive Proxy Statement dated April 20, 1998, a document which is incorporated by reference into this prospectus. See the Definitive Proxy Statement for a more detailed description of these stock holdings.

(2)  See "Selling Stockholder" beginning on page 13.

(3) The percentage of our common stock beneficially owned by these individuals gives effect to the sale of 10,000,000 shares of our common stock by Leisure Ventures Pte Ltd., an affiliate of Ong Beng Seng, to Kingdom Planet Hollywood, Ltd., pursuant to a Stock Purchase Agreement dated August 17, 1998.

     Accordingly, until there is a substantial decrease in the percentage of common stock held by such stockholders, they may have significant influence over our affairs. If they choose to act together, they will be able to elect all the members of the Board of Directors and influence significantly the approval of important corporate transactions and other matters requiring stockholder approval without the approval of minority stockholders.

     Year 2000 Compliance. Year 2000 compliance is the ability of computer hardware and software to respond to the problems posed by the fact that computer programs have traditionally been written using two digits rather than four to define the applicable year. As a consequence, unless modified, computer systems will not be able to differentiate between the year 2000 and 1900. Failure to address this problem could result in system failures and the generation of erroneous data. In 1997, we assessed our own year 2000 compliance and, based on such assessment, we expect to upgrade our critical computer systems to make them year 2000 compliant before the end of fiscal 1999 without material expenditures. However, we may be adversely affected to the extent that other entities that we do business with, particularly credit card processors, are unable to achieve year 2000 compliance on a timely basis.

     Government Regulation. The restaurant industry and, to a lesser extent, the retail merchandising industry, are subject to numerous Federal, foreign, state and local government regulations, including those relating to:

   *   the preparation and sale of food    *   the sale of alcoholic beverages

   *   building and zoning requirements    *   sanitation

   *   environmental protection            *   relationships with employees

   *   minimum wage requirements           *   unemployment

   *   overtime                            *   workers' compensation

   *   working and safety conditions       *   citizenship requirements

Any change in the current status of such regulations, including an increase in the minimum wage, employee benefit costs, workers' compensation insurance rates or other costs associated with employees, could substantially increase our compliance and labor costs.

     We may also be subject in certain states to "dram-shop" statutes, which generally grant to a person who is injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

     In addition, any gaming facilities that would form a part of a Las Vegas hotel/casino venture would be subject to extensive regulation by the state and local regulatory authorities of the State of Nevada. This would include regulation of the ownership of our securities. The Nevada State Gaming Control Board and the Nevada Gaming Commission and other local, county and state regulatory agencies may, in compliance with certain statutory and regulatory procedures, limit, condition, suspend or revoke a license or approval to own our stock for any cause deemed reasonable by such licensing agency. Substantial fines for each violation of the gaming laws or regulations could be levied against us and persons involved. Furthermore, a supervisor could be appointed by a state court at the request of the Nevada Gaming Commission to operate any nonrestricted gaming establishment which we operate if our licenses are revoked, suspended or otherwise lapse. In such extraordinary circumstances, earnings generated by gaming operations during a supervisor's appointment (except for reasonable rental value) could be forfeited to the State of Nevada. You cannot be sure that we or any Las Vegas hotel/casino venture will maintain any of the required licenses, registrations, findings of suitability, approvals and permits or that such gaming licenses, permits, etc. will be obtained or renewed on a timely basis.

     Related Party Transactions. In the past, we have entered into business transactions with certain of our principal stockholders, and we may continue to enter into such transactions in the future. We have no current plans to do so and our policy is not to enter into transactions with related persons unless the terms thereof are at least as favorable to us as those that could be obtained from unaffiliated third parties and/or are approved by a majority of our disinterested directors.

     Shares Eligible for Future Sale. At November 13, 1998, we had approximately 97,221,632 shares of our common stock outstanding. Of such shares, we estimate that approximately 43,000,000 are unregistered, excluding the shares of the selling stockholder offered by this prospectus and excluding 15,699,237 shares of Kingdom Planet Hollywood, Ltd. submitted for registation on a Form S-3 filed with the SEC on November 12, 1998. Some of these unregistered shares may be freely traded or may be traded under certain volume and other restrictions set forth in Rule 144 promulgated under the Securities Act.

     We have reserved the following shares of our common stock for issuance pursuant to the following stock plans:

         1995 Stock Award and Incentive Plan              7,000,000 shares

         1995 Celebrity Stock Award and Incentive Plan    6,000,000 shares

         Employee Stock Purchase Plan                     2,000,000 shares

     At October 30, 1998, approximately 10,817,288 shares were subject to outstanding options with a weighted average exercise price of approximately $9.29 per share. Since both of the incentive plans have been registered on Form S-8 with the SEC, shares of common stock issued in conjunction with the incentive plans are generally eligible for resale in the open market.

     No prediction can be made as to the effect, if any, that sales or resales of shares of common stock under Rule 144 or otherwise, or the future availability of such shares for sale or resale, will have on the market price of the common stock. Sales or resales of substantial amounts of common stock in the public market, or the perception that such sales or resales could occur, could adversely affect prevailing market prices for common stock.

     Certain Anti-takeover Provisions. Our certificate of incorporation and bylaws contain certain provisions that may discourage other persons from attempting to acquire control of the Company. These provisions include, but are not limited to:

               o    a staggered Board of Directors,

               o the authorization of the Board of Directors to issue shares of undesignated preferred stock in one or more series without the specific approval of the holders of common stock,

               o the establishment of advance notice requirements for director nominations and actions to be taken at annual meetings and

               o the requirement that two-thirds of the stockholders eligible to vote are required to approve any change to the bylaws or certain provisions of the certificate of incorporation.

     In addition, the certificate of incorporation and the bylaws permit special meetings of the stockholders to be called only by the Chief Executive Officer or upon the request of a majority of the Board of Directors, and deny stockholders the ability to call such meetings. Such provisions, as well as the provisions of Section 203 of the Delaware General Corporation Law (to which we are subject), could impede our involvement in a merger, consolidation, takeover or other business combination or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. In certain circumstances, the fact that corporate devices are in place that will inhibit or discourage takeover attempts could reduce the market value of our common stock.

     No Foreseeable Dividends. We have never paid cash dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain future earnings for reinvestment in our business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

     Volatility of Stock Price. Our common stock has experienced substantial price volatility, and such volatility may continue to occur in the future. Additionally, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. In addition to such broad market fluctuations, factors such as the following may have a significant effect on our market price of common stock:

               o    fluctuations in our operating results,

               o announcements of new ventures or products by us or our competitors,

               o the perceived ability of the Company to obtain any new financing necessary,

               o public perception as to the viability of products developed by us or our competitors,

               o changes in analysts' recommendations regarding the Company and

               o    general market conditions.



                              USE OF PROCEEDS

     We will not receive any proceeds from the resale of the shares offered hereby nor will such proceeds be available for our use or benefit. All proceeds from the resale of such shares will be for the account of the selling stockholder. See "Selling Stockholder" and "Plan of Distribution" below.

                            SELLING STOCKHOLDER

     The selling stockholder under this prospectus is Keith Barish, one of our co-founders and directors.

     Mr. Barish recently resigned as Chairman of the Board of Directors. Mr. Barish remains as a member of the Board of Directors. See "The Company--Other Recent Developments." In connection with Mr. Barish's resignation, we entered into an agreement with Mr. Barish. The agreement includes mutual releases, registration rights for certain of Mr. Barish's shares of our common stock and restrictions on Mr. Barish's ability to sell the remainder of his shares not covered by such registration rights. Pursuant to this agreement, we agreed to file with the SEC and to keep effective for two years a registration statement (of which this prospectus is a part) covering the resale of a portion of Mr. Barish's shares of our common stock. In connection with such registration, we will pay our own legal and accounting expenses as well as the SEC registration fees, while Mr. Barish will pay his own legal expenses and any brokerage or similar fees in connection with the resale of his shares. Mr. Barish has also agreed that, before May 4, 2000, he will not sell any of his shares that are not covered by the registration statement; provided, however, that Mr. Barish is entitled to sell such unregistered shares in certain privately negotiated transactions as set forth in the agreement. Any purchaser of such shares will be required to agree to be bound by the same restrictions and therefore such shares will not be freely tradeable until after May 4, 2000.

     We previously filed with the SEC our agreement with Mr. Barish as an exhibit to our Current Report on Form 8-K (dated November 10, 1998), which report and exhibits thereto are incorporated herein by reference. We refer you to this exhibit, as well as to the "Plan of Distribution" section below, for a more complete and detailed description of the rights granted to and obligations imposed upon us and Mr. Barish under such agreement.

     The following table sets forth the name of the selling stockholder, the total number of shares of our common stock beneficially owned by the selling stockholder as of the date of this prospectus and the number of shares which may be offered pursuant to this prospectus. This information is based upon information provided by the selling stockholder.

                   Total number of shares of our              Ownership after
                   common stock owned before                     offering (3)
                         offering (1)        Number of
     Name of                                shares being
Selling Stockholder                          offered
                    Number of                            Number of
                    Shares     Percent (2)                 Shares    Percent(2)
 Keith Barish      22,075,563      23%      10,000,000   12,075,563    12.4%


(1) The number of shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.

(2) Percent of total shares of our common stock outstanding as of November 13, 1998.

(3) It is unknown if, when or in what amounts the selling stockholder may offer shares for sale pursuant to this prospectus. Because the selling stockholder may offer all or some of the shares offered hereby, no estimate can be given as to the amount of shares offered hereby that he will continue to hold after this offering is considered complete. However, for purposes of this table, we have assumed that, after completion of the offering, he will have sold all of his shares offered hereby.


                            PLAN OF DISTRIBUTION

     The shares offered hereby for resale may be offered by the selling stockholder or by donees, transferees or other successors in interest that receive the shares as a gift or other non-sale related transfer. The shares may be sold by the selling stockholder only in accordance with the terms of our agreement with Mr. Barish. Generally, such agreement provides that:

               o Individual sales can be made in blocks no smaller than 1,000,000 shares.

               o Sales can only be to "Permitted Transferees," defined as any "accredited investor" of the type described in Rule 501 (a)(1) (other than a broker-dealer registered pursuant to Section 15 of the Exchange Act), (2), (3) or (7), other than:

                    o persons engaged in a business that directly competes with the Company and

                    o persons who would own more than 30% of the common stock after any such sale.

               o Although underwritten offerings, broker transactions and exchange transactions are prohibited, sales may be facilitated by a broker or dealer registered pursuant to Section 15 of the Exchange Act.

               o Except for a list of pre-approved purchasers, Permitted Transferees are subject to the written approval of the Company. If we disapprove of a total of two proposed purchasers that otherwise meet the criteria for a Permitted Transferee, Mr. Barish may terminate the portion of the agreement covering the registration of certain of his shares and the restrictions upon the remainder of his shares. Thereafter, Mr. Barish would be entitled to dispose of any of his shares in any manner otherwise permitted by our internal policies and applicable law.

     Any or all of the sales or other transactions involving the shares offered hereby must be made pursuant to this prospectus.

     In accordance with our agreement with Mr. Barish, we and Mr. Barish have agreed to indemnify and hold each other harmless against certain liabilities under the Securities Act that could arise in connection with the resale by the selling stockholder of the shares offered hereby.


                               LEGAL MATTERS

     The validity of the shares offered hereby and certain other legal matters will be passed upon for the Company by Gray, Harris & Robinson, P.A., Orlando, Florida.


                                  EXPERTS

     The financial statements incorporated in this prospectus by reference to Planet Hollywood International, Inc.'s Annual Report on Form 10-K, as amended, and Planet Hollywood International, Inc.'s Registration Statement on Form S-4, as amended, dated May 1, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                  PART II
                   INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses payable by the Company and the selling stockholder in connection with the sale of the Class A Common Stock being registered. Except for the legal fees and expenses to be paid by the selling stockholder, all the fees and expenses set forth below will be paid by the Company. All the amounts shown are estimates except the registration fee.


SEC Registration Fee............................................... $ 9,479.80
Accounting fees and expenses.......................................   4,000.00
Legal fees and expenses to be paid by the Company..................  20,000.00
Legal fees and expenses to be paid by the selling stockholder......   5,000.00
                                                                    ----------
      Total........................................................ $38,479.80
                                                                    ==========

Item 15.  Indemnification of Directors and Officers

     Pursuant to Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), the Bylaws of the Company provide that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, partner, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees inclusive of any appeal), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct unlawful.

     Pursuant to Section 145 of the DGCL, the Bylaws further provide that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, partner, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees inclusive of any appeal) actually and reasonably incurred by him in connection with the defense or settlement of such claim, action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that a court of competent jurisdiction (the "Court") in which such claim, action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court shall deem proper.

     Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under Section 145.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits


Exhibit Number                            Exhibit Description

3.1*                Restated Certificate of Incorporation of the Registrant

3.2***              Third Amended and Restated Bylaws of the Registrant

5.1***              Opinion of Gray, Harris & Robinson, P.A.

10.1** Letter Agreement, including annexes thereto (which include the form of the Registration Rights Agreement), between the Company and Mr. Barish

23.1***             Consent of PricewaterhouseCoopers LLP

23.2***             Consent of Gray, Harris & Robinson, P.A. (included in
                    Exhibit 5.1)

24.1***             Powers of Attorney

* Incorporated by reference to the exhibit with the corresponding exhibit number in the Registration Statement on Form S-1 previously filed by the Registrant (Registration No. 333-01490)
** Incorporated by reference to Exhibit 17.1 in the Current Report on Form 8-K dated November 10, 1998, previously filed by the Registrant on November 12, 1998
***  Filed herewith


Item 17.  Undertakings

     The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement, to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement. For purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. The undersigned Registrant further undertakes to remove from registration, by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefor, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                                 SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida on this 17th day of November, 1998.

Planet Hollywood International, Inc.
Registrant

By:   /s/ William Baumhauer                           Date: November 17, 1998
    -----------------------
      William H. Baumhauer
      President and Chief Operating Officer


By:     /s/ Thomas Avallone                           Date: November 17, 1998
    -----------------------
         Thomas Avallone
         Chief Financial Officer (and Principal Accounting Officer)

          Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


Signature                     Capacity                         Date


          *
----------------------
Robert Earl                   Chairman of the Board of     November 10, 1998
                              Directors, Director and
                              Chief Executive Officer


          *
----------------------
William Baumhauer             Director, President and      November 10, 1998
                              Chief Operating Officer


          *
----------------------
Thomas Avallon                Director, Executive Vice     November 10, 1998
                              President and Chief
                              Financial Officer


          *
----------------------
Keith Barish                  Director                     November 10, 1998



----------------------
Claudio Gonzalez              Director                     November   , 1998


          *
----------------------
Mark McCormack                Director                     November 10, 1998


          *
----------------------
Michael Montague              Director                     November 10, 1998


          *
----------------------
Ong Beng Seng                 Director                     November 10, 1998


          *
----------------------
Isadore Sharp                 Director                     November 10, 1998


          *
----------------------
Michael Tarnopol              Director                     November 10, 1998




 ---------------------
* The undersigned, by signing his name hereto, does hereby sign this registration statement or amendment thereto on behalf of the above indicated directors and officers of Planet Hollywood International, Inc. pursuant to powers of attorney executed on behalf of each such director and officer.

                                   By:      /s/   Thomas Avallone
                                      ---------------------------------
                                                  Thomas Avallone
                                                  Attorney-in-Fact

                             INDEX TO EXHIBITS



Exhibit Number                            Exhibit Description

3.1*                Restated Certificate of Incorporation of the Registrant

3.2***              Third Amended and Restated Bylaws of the Registrant

5.1***              Opinion of Gray, Harris & Robinson, P.A.

10.1** Letter Agreement, including annexes thereto (which include the form of the Registration Rights Agreement), between the Company and Mr. Barish

23.1***             Consent of PricewaterhouseCoopers LLP

23.2***             Consent of Gray, Harris & Robinson, P.A. (included in
                    Exhibit 5.1)

24.1***             Powers of Attorney

* Incorporated by reference to the exhibit with the corresponding exhibit number in the Registration Statement on Form S-1 previously filed by the Registrant (Registration No. 333-01490)
** Incorporated by reference to Exhibit 17.1 in the Current Report on Form 8-K dated November 10, 1998, previously filed by the Registrant on November 12, 1998
***  Filed herewith